UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 30, 2010

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐        No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Information Contained in this Form 6-K Report

Global Ship Lease, Inc. has entered into an agreement dated September 28, 2010 and attached hereto as Exhibit I, with its bank group to defer to December 30, 2010 the debt prepayment of approximately $15 million otherwise due on September 30, 2010. The deferment enhances Global Ship Lease’s flexibility as it explores financing options concerning the purchase of two 4,250 vessels due in December 2010. All of the Company’s 17 vessels continue to be secured on long-term timecharters to CMA CGM with an average remaining term of 8.3 years. The charters continue to perform as expected.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: September 30, 2010	By:	/S/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Consent to deferral of payment

To:	Global Ship Lease, Inc.
Portland House
Stag Place
London SW1E 5RS

as Representative Borrower for and on behalf of the Borrowers

From:	ABN AMRO Bank N.V.
Agency Department
Coolsingel 93
3012 AE Rotterdam
The Netherlands

as Facility Agent on behalf of the Lenders

28 September 2010

Dear Sirs

US$800,000,000 Credit Facility Agreement dated 10 December 2007, as amended pursuant to Addendum No. 1 dated 10 December 2007, Waiver Letter dated 19 March 2008, Further Conditions Letter dated 27 June 2008, Addendum No. 2 dated 10 February 2009 and as Amended and Restated by an Amendment and Restatement Agreement dated 20 August 2009 (the Credit Facility)

1	We refer to the Credit Facility.

2	Terms as defined in the Credit Facility have the same meanings when used in this Letter unless they are given a different meaning in this Letter.

3	The provisions of clause 1.2 (Construction) of the Credit Facility apply to this Letter as though they were set out in full in this Letter, mutatis mutandis.

4	This Letter sets out the agreement reached in respect of the request from you, the Representative Borrower, on behalf of the Borrowers, for the Lenders to provide consent for deferral of the payment of the instalment of principal due on 30 September 2010 pursuant to the Credit Facility.

5	In consideration of the mutual agreements hereinafter set out, the Facility Agent, on behalf of the Lenders, pursuant to clause 27 (Amendments and Waivers) of the Credit Facility and the Representative Borrower, on behalf of the Borrowers, hereby agree that the amount of the repayment instalment due on 30 September 2010 pursuant to clause 5.2(b) (Repayment of the Loans) of the Credit Facility (the Deferred Amount) shall be ascertained in accordance with clause 5.2(c) (Repayment of the Loans) of the Credit Facility and that payment of the Deferred Amount so ascertained will be deferred and paid on the Facility Repayment Date falling on 30 December 2010 together with and in addition to the repayment instalment payable on that date.

6	The Deferred Amount will be paid into the Retention Account in accordance with clause 12.5 (Additional Transfers to the Retention Account in respect of repayment of Loans) of the Credit Facility and 12.6 (Additional payments to Retention Accounts) of the Credit Facility as if the Deferred Amount still remained due and payable on 30 September 2010. Notwithstanding the provisions set out in clause 6.2 (Authorisation) of the Deed of Pledge of Credit Balances on Retention Account the Deferred Amount will remain credited to the Retention Account until payment to the Facility Agent of the Deferred Amount is made on the Facility Repayment Date falling on 30 December 2010.

7	No withdrawals from the Retention Account, other than withdrawals on each Interest Payment Date for the payment of interest on the Loan falling due, will be made until payment to the Facility Agent of the Deferred Amount is made on the Facility Repayment Date falling on 30 December 2010 together with and in addition to the repayment instalment payable on that date.

8	Interest shall be calculated, shall accrue and shall remain payable in accordance with the terms of the Credit Facility. No interest under clause 7.3 (Interest on overdue amounts) of the Credit Facility will be payable on the Deferred Amount except to the extent the Deferred Amount is not repaid on 30 December 2010.

9	Save as otherwise provided herein, the terms and conditions of the Credit Facility remain unaltered and shall continue in full force and effect.

10	In accordance with the Credit Facility, the Representative Borrower and the Facility Agent designate this Letter as a Finance Document.

11	Except to the extent expressly waived in this Letter, no waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other Default under the Finance Documents.

12	This Letter and any non-contractual obligations arising from or in connection with it are governed by and construed in accordance with English law. Clause 37 (Enforcement) of the Credit Facility will apply to this Letter as if set out in full herein.

13	Please confirm your acknowledgment and agreement to the terms of this Letter by signing and returning to us an original copy of this Letter.

Yours faithfully

/s/ illegible
ABN AMRO Bank N.V.
as Facility Agent on behalf of the Lenders

Agreed and acknowledged

/s/ illegible
Global Ship Lease, Inc.
Representative Borrower for and on behalf of the Borrowers